Exhibit 3.1
STATE of DELAWARE
LIMITED LIABILITY COMPANY
CERTIFICATE of FORMATION
First: The name of the limited liability company is Phoenix Residential Securities, LLC.
Second: The address of the registered office of the LLC in the State of Delaware is c/o Corporation Service Company, 2711 Centerville Road, Suite 400, in the City of Wilmington, County of New Castle, Delaware 19808.
Third: The name and address of the registered agent for service of process on the LLC in the State of Delaware is Corporation Service Company, 2711 Centerville Road, Suite 400, in the City of Wilmington, County of New Castle, Delaware 19808.
IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation as this 29th day of July 29, 2011.

By:	/s/ Paula T. Young

Authorized Person
Name: Paula T. Young